Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity PROGEN PHARMACEUTICALS LIMITED ABN 82 010 975 612 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director WOEI-JIA JIANG Date of last notice 29 SEPTEMBER 2011 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest DIRECT INTEREST Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A Date of change (1) 19 OCTOBER 2011 (2) 20 OCTOBER 2011 No. of securities held prior to change 25,000 Class ORDINARY FULLY PAID SHARES Number acquired (1) 1,023 (2) 14,978 Number disposed NIL Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation $2,720.17

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change DIRECT INTEREST – 41,001 ORDINARY FULLY PAID SHARES Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back ON-MARKET TRADE Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A Date of change N/A No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed N/A Interest acquired N/A Interest disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation N/A Interest after change N/A Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? N/A If prior written clearance was provided, on what date was this provided? N/A